UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-35054

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Marathon Petroleum Corporation

539 South Main Street

Findlay, Ohio 45840

Marathon Petroleum

Thrift Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Marathon Petroleum

Thrift Plan

Index

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Marathon Petroleum Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 24, 2014

Marathon Petroleum

Thrift Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$1,910,366,682	$1,579,622,395

Receivable:
Notes receivable from participants	42,611,791	35,270,487
Investment income receivable	8,554,908	3,060,273

	51,166,699	38,330,760

Net Assets, at fair value	1,961,533,381	1,617,953,155

Adjustment from fair value to contract for fully benefit-responsive investment contracts	(6,279,574)	(13,051,407)

Net Assets Available for Benefits	$1,955,253,807	$1,604,901,748

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum

Thrift Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$229,604,833
Interest	5,976,951
Dividends	40,964,876

276,546,660

Interest income from notes receivable from participants	1,270,667

Contributions:
Participants	100,869,367
Employer	61,671,939
Rollovers and direct plan transfers	109,255,571

271,796,877

Total additions	549,614,204

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	198,077,213
Plan expenses	1,184,932

Total deductions	199,262,145

Net increase	350,352,059

Net assets available for benefits:
Beginning of year	1,604,901,748

End of year	$1,955,253,807

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution thrift savings plan. The Plan covers substantially all (1) regular and casual employees of Marathon Petroleum Company LP (the “Company”), which is a wholly owned subsidiary of Marathon Petroleum Corporation and (2) employees participating in the Retirement Plan of the Company, (excluding employees of Speedway LLC, which is a separate wholly owned subsidiary of Marathon Petroleum Corporation). An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch up contributions and Roth 401(k) catch-up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax, pre-tax, and Roth 401(k) payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of “highly compensated employees” are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $255,000 for 2013, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan administrator.

To the extent that the Company has accumulated earnings and profits, the Company matches on a dollar for dollar basis each participant’s after-tax, Roth 401(k), or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant’s qualified gross pay.

Valuation of Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

Vesting

Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Retirement Plan of the Company as then in effect; at death; after three years of service with the Company or a participating employer; upon attainment of age 65; or upon termination or partial termination of the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits

On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. In general, the participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants, subject to certain requirements and restrictions.

Forfeitures

Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $0 and $32,990 for the years ended December 31, 2013 and 2012 were used to reduce employer matching contributions made to the Plan. As of December 31, 2013 and 2012 forfeited non-vested accounts totaled $79,427 and $13,341.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds which are made available through the Plan.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

Administration of Plan Assets

All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants’ account are charged or credited to the participants’ account by Fidelity Management Trust Company (“Fidelity”, the “Trustee”).

The Stable Value Fund (the “Fund”) is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2013 in connection with the Fund was $1,258,673.

3.	Accounting Standards Update

In October 2012, the FASB issued ASU 2012-04, “Technical Corrections and Improvements” (“ASU 2012-04”), which contains amendments that affect a number of topics, including technical corrections and improvements to the ASC and conforming amendments related to fair value measurements, which include clarifying the treatment of selling costs for plan investments in determining fair value of plan assets subject to ASC Topic 962, “Plan Accounting – Defined Contribution Pension Plans.” These amendments are effective for public entities for interim and annual reporting periods beginning after December 15, 2012 and did not impact the Plan’s financial condition.

4.	Fair Value Measurements

The FASB Accounting Standards codification (ASC) 820, Fair Value Measurement and Disclosures (ASC 820) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date;

Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, adjusted to contract value for the benefit-responsive contracts. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2013 and 2012.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value (“NAV”) of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1.

Common Collective Trusts (“CCTs”) – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

The CCTs are the Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055) Commingled Pools. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income, and/or short-term products and may use futures, options, swaps, and exchange-traded funds to remain fully invested. Each pool’s retirement date target allocation will be approximately 55 percent equity index, 34 percent fixed income index and 11 percent short term. There are no redemption restrictions on these CCTs.

In 2012, the Plan included one other CCT, the Fidelity US Equity Index Fund. The fund’s objective is to seek a return that corresponds to the total return performance of common stock publicly traded in the United States. Under normal conditions, 90% of the fund will be invested in securities of companies which compose the S&P 500 Index. The remaining portion of the fund’s assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. There are currently no redemption restrictions on this CCT.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

Synthetic Investment Contracts (“SICS”) – A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SICs value. The underlying assets which are primarily invested in benefit-responsive investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments are determined based on the market values of the contracts’ underlying securities plus any accrued income. Contract value represents contributions made to the fund, plus earnings, less withdrawals and transfers from the fund and administrative expenses. Wrap contracts are fair valued using a replacement cost methodology. This investment, with the exception of cash and equivalent investments, stated at cost which approximates fair value, is considered Level 2.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$408,178,468			$408,178,468
Growth	218,694,031			218,694,031
International-Stk	27,174,659			27,174,659
Other*	104,533,276			104,533,276
Taxable Bond	144,431,448			144,431,448
Value	27,804,517			27,804,517
Money Market **	31,244,268	—	—	31,244,268
Common/collective trusts	—	274,046,356	—	274,046,356
MPC Common stock	158,546,689	—	—	158,546,689
MOC Common Stock	58,334,489	—	—	58,334,489
Other - SICs	21,741,720	435,636,761	—	457,378,481

Total assets at fair value	$1,200,683,565	$709,683,117	$—	$1,910,366,682

*	Includes Brokerage Link investments
**	Includes cash

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2		Level 3		Total
Mutual funds:
Blend	$288,704,604	$		$		$288,704,604
Growth	174,060,988					174,060,988
International-Stock	28,663,599					28,663,599
Other*	96,209,421					96,209,421
Taxable Bond	167,330,512					167,330,512
Value	38,808,045					38,808,045
Money Market**	27,448,009					27,448,009
Common collective trusts			116,872,697			116,872,697
MPC Common stock	100,551,194					100,551,194
MOC Common Stock	64,369,161					64,369,161
Other - SICs	26,623,305		449,980,860			476,604,165

Total assets at fair value	$1,012,768,838		$566,853,557		$—	$1,579,622,395

*	Includes Brokerage Link investments
**	Includes interest-bearing cash

5.	Investments

The following presents individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2013	2012
Natixis Financial Products Wrapper Contract 1706-01*	$—	$98,686,129
State Street Bank & Trust Company Boston 111013*	92,171,628	98,701,052
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11*	69,559,603	133,613,725
American General Life Wrapper Contract 1627813 *	65,152,199	118,979,954
Marathon Petroleum Company Common Stock	158,546,689	100,551,194
Spartan 500 Index Institutional	144,116,766	91,259,479

*	SICs are investments included in the Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $229,604,833 as follows:

Mutual funds	$130,149,672
Common/ Collective Trusts	36,624,141
MOC Common stock	9,446,874
MPC Common stock	53,384,146

$229,604,833

6.	Stable Value Fund

At December 31, 2013 and 2012 the Plan held SICs of $429,357,187 and $436,929,453, respectively, recorded at contract value. The remaining assets of $21,741,720 and $26,623,305 held by the Fund at December 31, 2013 and 2012, respectively, are invested in cash equivalents and stated at cost. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the fund at contract value.

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual wrap contract held within the Fund at December 31, 2013 and 2012:

December 31, 2013	Fair Value	Adjustment to Contract Value	S&P Credit Rating
State Street Bank & Trust Boston Wrapper Contract 111013	92,171,628	(1,328,627)	AA-
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11	69,559,603	(1,002,681)	A+
American General Life Wrapper Contract 1627813	65,152,199	(939,150)	A+
Bank of Tokyo - Mitsubishi Wrapper Contract FID-MARPET12-1	65,970,860	(950,950)	A+
Prudential Insurance Co America Wrapper Contract 062473001	64,242,980	(926,043)	AA-
Nationwide Life Insurance Wrapper Contract FID_MAP_IP_1013	78,539,491	(1,132,123)	A+

	$435,636,761	$(6,279,574)

December 31, 2012
Natixis Financial Products Wrapper Contract 1706-01	98,686,129	(2,862,328)	A
State Street Bank & Trust Boston Wrapper Contract 111013	98,701,052	(2,862,761)	AA-
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11	133,613,725	(3,875,381)	A+
American General Life Wrapper Contract 1627813; 2.05%	118,979,954	(3,450,937)	A+

	$449,980,860	$(13,051,407)

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Fund’s average yield for 2013 was 1.39 percent. The Fund’s crediting rate at December 31, 2013 was 1.31 percent. Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan administrator believes the occurrence of these types of events is not probable at this time.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Period Ended	Period Ended
	December 31,	December 31,
	2013	2012
Net assets available per the financial statements	$1,955,253,807	$1,604,901,748
Adjustment from fair value to contract for fully benefit-responsive investment contracts	6,279,574	13,051,407

Net assets available for benefits per the Form 5500	$1,961,533,381	$1,617,953,155

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

2013
Increase in net assets available for benefits per the financial statements	$350,352,059

Adjustment from fair value to contract value for benefit-responsive investment contracts

Prior-year adjustment	(13,051,407)
Current year adjustment	6,279,574

Increase in net assets available for benefits per Form 5500	$343,580,226

8.	Party-in-Interest Transactions

Transactions involving shares of Marathon Petroleum Corporation common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from Marathon Petroleum Corporation. During 2013, all shares of Marathon Petroleum Corporation stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.	Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts

10.	Tax Status

The Plan was established effective as of July 1, 2011 in connection with the spin-off of the Company’s corporate parent, Marathon Petroleum Corporation, from its former parent company, Marathon Oil Corporation. The Plan was established as a mirror plan of the plan sponsored by Marathon Oil Corporation which covered the Company’s employees prior to the spin-off. With respect to the prior plan from which the Plan was mirrored, the Internal Revenue Service (“IRS”) had determined by letter dated May 7, 2003, that the prior plan met the requirements of Code Section 401(a), and was therefore a qualified plan not subject to tax under present income tax law. The Plan has not yet received its own determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is therefore a tax qualified plan. The Plan has applied for the IRS determination letter and has received an acknowledgement of request letter dated February 19, 2013.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2013 and 2012

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

11.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

12.	Subsequent Events

Effective January 1, 2014, the eligibility requirements of the Plan were amended to remove the age and service requirements; as well as to extend eligibility to employees of Speedway LLC, salary grade 12 and above.

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
*	Marathon Petroleum Company	Marathon Common Stock - 1,728,406 shares	$158,546,689
	Marathon Oil Corporation	Marathon Common Stock - 1,652,535 shares	58,334,489

	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company - 1,344,968 shares	$13,664,877
*	Fidelity Retirement Govt. Money Market	Investment Company - 22,800,796 shares	22,800,796
*	Fidelity Mid Cap Value Fund	Investment Company - 773,026 shares	17,470,395
*	Spartan Extended Market Index Advtg	Investment Company - 1,261,880 shares	67,409,608
*	Fidelity Balanced K	Investment Company - 1,672,062 shares	38,022,697
*	Fidelity Contrafund K	Investment Company - 881,970 shares	84,730,898
*	Fidelity Fund K	Investment Company - 142,944 shares	6,093,691
*	Fidelity Growth Company K	Investment Company - 679,752 shares	81,373,121
*	Fidelity International Discovery K	Investment Company - 427,305 shares	17,263,120
*	Fidelity Low Priced Stock K	Investment Company - 1,483,704 shares	73,324,635
*	Spartan 500 Index Institutional	Investment Company - 2,200,592 shares	144,116,766
*	Spartan International Index Inst	Investment Company - 2,365,914 shares	96,221,710
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company - 267,194 shares	3,513,598
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company - 319,777 shares	3,741,391
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company - 163,842 shares	1,992,324
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company - 370,319 shares	4,766,000
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company - 1,768,528 shares	22,584,099
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company - 3,756,860 shares	46,585,064
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company - 3,953,731 shares	50,489,146
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company - 3,615,443 shares	44,506,099
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company - 2,645,060 shares	33,195,499
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company - 2,168,302 shares	26,821,899

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company - 1,662,232 shares	$20,678,163
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company - 1,238,618 shares	15,173,074
	PIMCO Total Return Institutional	Investment Company - 4,481,919 shares	47,911,716
	Columbia Acorn International Z	Investment Company - 342,352 shares	15,981,003
	Morgan Stanley Mid Cap Growth	Investment Company - 356,678 shares	16,161,062
	DFA Emerging Markets Value	Investment Company - 984,233 shares	27,174,659
	Wells Fargo Advantage Small Cap Value	Investment Company - 292,587 shares	9,842,629
	Eaton Vance Large Cap Value	Investment Company - 431,127 shares	10,334,122
	Vanguard Total Bond Market	Investment Company - 7,846,104 shares	82,854,855
	Kalmar Growth with Value Small Cap	Investment Company - 629,297 shares	14,354,256

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
	Stable Value Contract Carriers
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-11; 1.45%
	Total Contract Value/Fair Market Value		69,559,603	***

	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013; 1.48%
	Total Contract Value/Fair Market Value		92,171,628	***

	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627813; 1.45%
	Total Contract Value/Fair Market Value		65,152,199	***

	Bank of Tokyo - Mitsubishi	Actively Managed Global Wrap**
	Wrapper Contract FID-MARPETR12-1; 1.45%
	Total Contract Value/Fair Market Value		65,970,860	***

	Prudential Insurance Co. America	Actively Managed Global Wrap**
	Wrapper Contract 062473001; 1.45%
	Total Contract Value/Fair Market Value		64,242,980	***

	Nationwide Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract FID_MAP_IP-1013; 1.46%
	Total Contract Value/Fair Market Value		78,539,491	***

*	Fidelity Management Trust Company Variable interest rate - 1.87% as of 12/31/12	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	21,741,720

	Brokerage Link	Self-Directed Brokerage Accounts	74,954,050

*	Fidelity Management Trust Company Interest rates range from 3.25%-9.50% due 1/1/14 - 12/31/2018	Loans to Plan Participants	42,611,791

	Totals		$1,952,978,472

*	Indicates party-in-interest.
**	A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.
***	Pages 19 thru 31 list the fair value of each underlying investment of the SICs’. Each SIC owns approximately 14 to 20 percent interest in the total fair value of the Fund.

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	(CASH)	Actively Managed Global Wrap Underlying Investments	$8,751,667
	ABB FIN USA INC 1.625% 5/08/17		164,005
	AT&T INC 2.95% 5/15/16		438,464
	ABBEY NATL 3.875 11/10/14 144A		872,690
	ALLYA 2013-1 A3 .63% 5/15/17		1,155,301
	AMER EXPRESS CR 3ML+85 6/24/14		1,054,906
	AMERICAN EX MTN 1.3% 07/29/16		425,526
	AMXCA 2012-2 A .68% 3/18		2,234,695
	AMXCA 2013-3 A .98% 05/19		782,644
	AMXCA 2012-5 A 0.59% 5/18		1,993,586
	AMERICAN HONDA FIN 2.125 10/18		425,062
	AMER HONDA 2.5% 9/21/15 144A		434,727
	AMERICAN HONDA 1.5% 9/17 144A		457,110
	APPLE INC 1% 5/3/18		1,579,920
	AUSTRALIA & NZ 1.875% 10/06/17		463,566
	AUSTRALIA & NZ 1.45% 5/15/18		421,586
	BB&T CORP MTN B/E 3.2% 3/15/16		437,855
	BB&T CORP 2.05% 6/19/18		394,113
	BHP BILLITON F 1% 2/24/15		433,874
	BPCM 1.375% 5/10/18		636,678
	BACM 2006-4 A1A CSTR 7/46		843,907
	BANK AMER 4.5% 4/1/15		190,337
	BANK OF AMERICA CRP MTN 2 1/18		915,569
	BAAT 2012-1 A4 1.03 12/16		463,725
	BANK OF MONTREL 2.375% 1/25/19		426,089
	BANK OF NY MTN 2.4% 1/17/17		1,127,092
	BSCMS 05-T18 A4 4.933% 2/42		621,043

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	BSCMS 05-PWR8 A4 4.674 6/41	Actively Managed Global Wrap Underlying Investments	$451,942
	BSCMS 2006-T22 A 1A CSTR 4/38		786,805
	BSCMS 06-PW 12 A 1A CSTR 9/38		597,473
	BSCMS 2006-PW 13 A 1A 5.533 9/41		756,520
	BERK HATH INC 1.55% 2/9/18		1,386,202
	BMWLT 2013-1 A3 .54% 09/15		455,097
	BRITISH COLMB PRO 1.2% 4/25/17		2,660,927
	BRIT COLMB PROV 2.1% 5/18/16		1,336,241
	CD 2005-CD1 A4 CSTR 7/44		287,463
	CD 06-CD2 A 1B CSTR 1/46		1,185,969
	CD 2007-CD5 A 1A 5.8% 11/44		809,915
	COMM 2012-CR5 A1 0.673% 12/45		291,271
	COMM 2012-CR1 A1 1.116% 5/45		126,850
	COMM 2012-CR1 A2 2.35% 5/45		346,377
	COMM 2012-CR2 A1 .824% 08/45		149,957
	COMM 2013-CR9 A1 1.3440% 7/45		171,004
	COMET 2013-A1 A1 .63% 11/18		2,354,567
	COMET 2013-A3 A3 .96% 9/19		1,032,824
	CARMX 2013-3 A3 .97% 11/15/16		417,311
	CATERPILR F MTN 1.3% 03/01/18		880,998
	CHAIT 2012-A3 A3 0 6/17		1,907,207
	CHAIT 2012-A5 A5 .59% 8/17		2,200,783
	CHAIT 2012-A8 A8 0.54% 10/17		2,896,262
	CHAIT 2013-A8 A8 1.01% 10/18		849,007
	CHEVRON CORP NE 1.104% 12/5/17		856,064
	CHEVRON CORP 0.889% 06/24/16		190,484
	CITIGROUP 1.25% 1/15/16		1,441,902

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	CCCIT 2012-A1 A1 0.55% 10/17	Actively Managed Global Wrap Underlying Investments	$1,290,033
	CCCIT 13-A3 A3 1.11% 7/23/18		685,442
	CCCIT 2013-A6 A6 1.32% 09/18		1,029,236
	CCCIT 2013-A10 A10 .73% 02/18		851,916
	CGCMT 2006-C5 A4 5.431 10/49		416,310
	CGCMT 13-GC11 A1 0.672% 12/17		307,264
	COCA-COLA CO 1.15% 3/5/18		881,385
	COCA-COLA CO 1.65% 11/1/18		628,071
	COLGATE-PALMOLIVE 0.9% 5/1/18		543,123
	COMM 2006-C8 A4 0 12/46		634,475
	COMM 2006-C7 A1A CSTR 6/46		855,521
	COMM 2013-LC6 A1 .7240% 1/46		227,314
	COMMONWEALTH NY 1.95% 3/16/15		667,626
	CORNELL UNIV 4.35% 2/1/14		439,147
	CREDIT SUISSE NY 2.2% 1/14/14		1,424,264
	DBUBS 2011-LC3A A1 2.238 8/44		69,920
	JOHN DEERE CAP 1.3% 3/12/18		1,348,527
	DCENT 2012-A1 A1 0.81% 8/17		943,628
	DCENT 2012-A3 A 0.86% 11/15/17		1,526,685
	DCENT 2013-A2 A2 .69% 07/18		2,197,035
	DCENT 2013-A5 A5 1.04% 04/19		848,023
	FHLG 15YR 4.50%8/18 #E98688		232,786
	FHLG 15YR 4.50%9/18 #E99205		84,566
	FHLG 15YR 4.50% 10/18 #E99833		115,562
	FHLM ARM 3.53% 4/40 #1B4657		122,740
	FHLM ARM 3.58% 4/40 #1B4702		93,464
	FHLM ARM 4.68% 1/36 #847584		39,088

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FHLM ARM 3.88% 1/35 #848084	Actively Managed Global Wrap Underlying Investments	$25,110
	FHLG 7.50% 7/34 #G02115		396,167
	FHLG 15YR 5.00% 3/19 #G13052		307,658
	FHLG 15YR 3.50% 1/26 #G14312		287,044
	FHLG 15YR 4.00% 9/25 #G14376		885
	FHLG 15YR 3.50% 4/27 #G14449		702,454
	FHLG 15YR 3.50% 10/26 #G14450		8,389
	FHLG 25YR 5.50% 7/35 #G05815		133,378
	FHLM ARM 4.941% 11/35 #1J1228		128,803
	FHLM ARM 5.37% 12/35 #1N0106		105,330
	FHLM ARM 3.717% 05/41 #1B8124		86,945
	FHLM ARM 3.224% 4/41 #1B8179		53,287
	FHLM ARM 3.464% 5/1/41 #1B8304		56,422
	FHLM ARM 3.627% 6/1/41 #1B8372		89,165
	FHLM ARM 3.283 6/1/41		69,733
	FHLM ARM 2.98% 8/41 #1B8533		201,898
	FHLM ARM 3.07% 9/41 #1B8608		102,417
	FHLM ARM 3.242% 9/1/41 #1B8659		59,064
	FHLG 5.50% 3/34 # G01665		197,781
	FHLG 15YR 5.50% 4/18 #G11389		102,642
	FHLG 15YR 4.00% 9/25 #E02787		348,372
	FHLG 15YR 4.00% 4/26 #E02867		186,561
	FHLG 15YR 4.50% 11/18 #B10931		71,082
	FHLM ARM 4.199% 8/36 #848185		63,682
	FHLG 5.50% 5/34 #Z40042		1,509,246
	FHR 2417 EH 6% 2/17		18,739
	FHR 2394 KD 6% 12/16		26,910

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FNMA 0.5% 7/02/15	Actively Managed Global Wrap Underlying Investments	$4,579,225
	FNMA .5% 9/28/15		2,360,197
	FNMA .875% 10/26/17		818,857
	FNMA .875% 2/8/18		2,066,228
	FNMA 0.625% 8/26/16		4,516,857
	FNMA 1.875% 09/18/18		12,182,931
	FNMA 1.625% 11/27/18		15,359,483
	FNR 2013-9 FA 1ML+35 03/42		1,113,704
	FNR 2011-88 AB 2.5% 9/26		200,044
	FNR 2012-15 FP 1ML+38 6/40		665,401
	FHR 2011-3938 BE 2% 10/21		618,061
	FHR 3943 EF 1ML+25 2/26		355,852
	FHR 3763 QA 4% 4/34		357,885
	FHR 3820 DA 4% 11/35		345,985
	FHR SER 4221 CLS GA 1.4% 7/23		1,217,582
	FHLMC 1.25% 5/12/17		2,055,778
	FHLMC 1% 9/29/17		1,798,715
	FHLMC .75% 1/12/18		508,706
	FNMA 15YR 7.00% 2/15 #253033		24,533
	FNMA 5.50% 11/34 #310105		1,082,028
	FNMA 15YR 6.50% 6/14 #323794		1,419
	FNMA ARM 3.228% 7/41 #AI3469		93,189
	FNMA ARM 3.01% 8/41 #AI4358		70,899
	FNMA ARM 3.545% 07/41 #AI6050		100,351
	FNMA ARM 3.365% 10/41 #AI6819		57,099
	FNMA ARM 3.37% 9/41 #AI8935		99,585
	FNMA ARM 09/41 #AI9813		65,689

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FNMA ARM 10/41 #AJ3399	Actively Managed Global Wrap Underlying Investments	$20,056
	FNMA ARM 2.74% 8/41 #AH5259		376,380
	FNMA ARM 2.69% 9/41 #AH5260		280,554
	FNMA ARM 2.57% 10/41 #AH5261		216,847
	FNMA 15YR 3.50% 1/26 #AL1168		306,928
	FNMA 15YR 3.50% 5/27 #AL1741		1,316
	FNMA 15YR 3.50% 3/27 #AL1746		1,112,487
	FNMA 15YR 3.50% 5/27 #AL1751		712
	FNMA ARM 06/42 #AO2244		70,510
	FNMA 6.50% 7/32 #545759		50,343
	FNMA 6.50% 7/32 #545762		25,673
	FNR 2002-56 MC 5.5% 9/17		28,403
	FNR 2003-74 PG 4.5% 8/18		145,663
	FNR 2005-90 FC 1ML+25 10/35		223,730
	FNR 2005-106 UF 1ML+30 11/35		216,358
	FHR 2866 XE 4 12/18		75,937
	FHR 3117 JF 1ML+30 2/36		240,436
	FNR 2008-29 BG 4.7% 12/35		101,843
	FNR 2008-95 AD 4.5% 12/23		349,444
	FNR 2011-23 AB 2.75% 6/25/20		159,024
	FNMA 1.625% 10/26/15		959,199
	FNR 2010-123 DL 3.5% 11/25		138,868
	FHR 3741 HD 3% 11/15/39		272,514
	FNR 2010-135 DE 2.25% 4/24		247,614
	FNR 2010-143 B 3.5% 12/25		224,577
	FHR 3659 EJ 3% 6/18		318,708
	FNMA ARM 4.68% 11/34 #735011		86,460

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FNMA 6.50% 12/32 #735415	Actively Managed Global Wrap Underlying Investments	$25,702
	FNMA 6.50% 7/35 #745092		26,984
	FNMA 15YR 4.50% 6/19 #745278		106,762
	FNMA ARM 4.53% 12/34 #802852		84,229
	FNMA 6.50% 8/36 #888034		36,417
	FNMA 6.50% 8/36 #888544		154,810
	FNMA 15YR 4.50% 7/20 #888653		47,213
	FNMA ARM 4.21% 5/35 #889946		158,957
	FNMA ARM 4.30% 2/35 #995017		180,763
	FNMA ARM 4.58% 7/35 #995273		61,584
	FNMA ARM 4.53% 10/35 #995414		154,229
	FNMA ARM 4.55% 10/35 #995415		632,602
	FNMA ARM 4.512% 12/36 #995606		178,203
	FNMA ARM 2.61% 4/35 #995609		61,146
	FNMA ARM 3.20% 1/40 #AC0599		167,363
	FNMA ARM 4.285% 7/33 #AD0066		62,234
	FNMA 6.50% 12/35 #AD0723		174,437
	FNMA ARM 3.47% 3/40 #AD0820		128,127
	FNMA 6.50% 8/36 #AE0746		139,517
	FNMA ARM 11/40 #AE6806		57,384
	FORDO 2011-B A4 1.35% 12/16		352,495
	FORDL 2012-A A4 1.03% 4/15		962,766
	FORDO 2012-D A3 0.51% 4/17		549,971
	FORDO 2013-A A3 .55% 07/17		673,879
	FORDL 2013-A A3 0.60% 3/16		800,575
	FORDO 2013-B A3 .57% 6/16		559,601
	FORDL 2013-B A3 .76% 09/16		330,018

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	GEMNT 2009-4 A 3.8% 11/17	Actively Managed Global Wrap Underlying Investments	$812,067
	GEMNT 2012-1 A 1.03% 1/18		752,414
	GEMNT 2012-5 A 0.95% 6/15/18		2,004,248
	GMACC 2004-C2 A4 5.301% 8/38		391,616
	GSMS 2011-GC5 A1 CSTR 8/44		200,394
	GSMS 2012-GC6 A1 1.282% 1/45		94,078
	GSMS 2013-GC10 A1 .696% 2/46		67,236
	GSMS 2013-GC10 A2 1.84% 2/46		189,399
	GSMS 2013-GC12 A1 VAR 06/46		297,171
	GNMA 15YR 4% 04/25 #737164		542
	GNMA 15YR 4% 05/25 #737261		548
	GNMA 15YR 4% 03/25 #737348		482
	GNMA 15YR 4.00% 1/25 #723552		540
	GNMA 30YR 5.5% 06/35 #783800		192,839
	GSMS 04-GG2 A 6 CSTR 8/38		345,851
	GSMS 2006-GG6 A 2 5.506% 4/38		17,544
	GSMS 2006-GG6 A 1A CSTR 4/38		398,464
	GSMS 2006-GG8 A 1A 5.547 11/39		514,788
	GNMA 15YR 4% 06/25 #676681		692
	GNMA 15YR 4% 10/24 #710940		452
	GECMC 2005-C2 A4 CSTR 5/43		1,076,246
	GECMC 2006-C1 A4 CSTR 3/44		613,021
	GECMC 2006-C1 A 1A CSTR 3/44		562,411
	GE-CORP .85% 10/09/15		494,244
	GE CAP MTN 3.5% 6/29/15		514,602
	GE CAP CORP 2.25% 11/9/15		402,172
	GENERAL ELEC 2.95% 5/09/16		121,936

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	GENERAL ELEC MTN3.35% 10/17/16	Actively Managed Global Wrap Underlying Investments	$1,341,788
	GE CAP CORP 2.9% 1/09/17		444,140
	GENERAL ELEC CAP 1.0% 1/8/16		568,090
	GOLDMAN SACHS MTN 3.7% 8/1/15		329,693
	GOLDMAN SAC GRP 3.625% 2/07/16		314,921
	GNR 2010-99 PT 3.5% 8/33		101,984
	GNR 2010-112 PM 3.25% 9/33		78,314
	CFGNR 2011-150 D 3% 4/37		122,225
	GNR 2013-9 F VAR 1ML+25 1/43		767,620
	GNR 2012-149 MF 1ML+25 12/42		1,081,391
	G2SF 12-149 LF 1ML+25 12/42		452,117
	GNR 2013-37 F 0.4712% 3/20/43		292,113
	GNR 13-41 PA 2.5% 04/40		557,454
	CANADA GOVT .875% 2/14/17		702,285
	HAROT 2013-3 A3 0.77% 05/17		511,324
	HAROT 2013-1 A3 .48% 12/15		1,099,569
	HAROT 2013-2 A3 .53% 2/17		319,830
	HSBC BANK 3.1% 5/24/16 144A		878,277
	HART 2013-A A3 0.56% 7/17		1,100,146
	HART 2013-B A3 .71% 09/17		771,243
	HART 2013-C A3 1.01% 02/18		231,115
	INTERCONT EXCH 2.5% 10/15/18		298,716
	IBRD 0.5% 04/15/2016		2,949,444
	INTL FIN CORP .875% 06/15/18		1,535,980
	JPMORGAN CHASE 3.15% 7/05/16		603,126
	JPMC CO 1.625% 5/15/18		858,202
	JPMCC 2005-LDP2 A3 4.697 7/42		137,145

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	JPMCC 2006-LDP7 A1A CSTR 4/45	Actively Managed Global Wrap Underlying Investments	$657,326
	JPMCC 2006-CB16 A1A 5.546 5/45		1,077,296
	JPMCC 2007-LD11 A2 CSTR 6/49		154,484
	JPMCC 2012-C6 A2 2.2058% 5/45		418,187
	JPMCC 2013-C10 .7302% 12/15/47		221,884
	JPMCC 13-LC11 A1 .7664% 04/46		482,976
	LBUBS 2006-C6 A4 5.372% 9/39		153,124
	LBUBS 2004-C8 4.799% 12/29		381,583
	LBUBS 2005-C1 AAB CSTR 2/30		47,378
	LBUBS 05-C1 A1A 4.581% 2/15/30		519,243
	MANU&TRD NT PRG 1.45% 3/7/18		1,431,080
	MANITOBA (PROV) 1.125% 6/1/18		1,113,147
	MASSMUTUAL GLB 3.125 4/16 144A		880,624
	MASSMUTUAL GLBL 2% 4/5/17 144A		441,220
	MASSMUTUAL GBL 2.1 8/2/18 144A		634,086
	MBALT 2013-B A3 1.06% 07/16		669,298
	MBALT 2013-A A3 .59% 02/16		800,659
	MBART 2013-1 A3 0.78% 08/17		531,359
	MLMT 05-CKI1 A1A CSTR 11/37		199,389
	MLMT 2006-C2 A1A CSTR 8/43		702,110
	MET LIFE GLBL 2.5 9/29/15 144A		633,190
	MET LIFE GLBL 1.5 1/18 144A		1,087,016
	MET LIFE 1.875% 6/22/18 144A		368,165
	MICROSOFT CORP .875% 11/15/17		134,976
	MICROSOFT CORP 3.625% 12/15/23		666,584
	MIDAMERICAN ENE 2.4% 03/15/19		648,474
	MLCFC 2006-3 A4 CSTR 7/46		1,772,163

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	MIZUHO CORP 1.85% 3/21/18 144A	Actively Managed Global Wrap Underlying Investments	$910,801
	MSC 2006-IQ11 A1A CSTR 10/42		850,389
	MORGAN STANLEY 4.1% 1/26/15		219,859
	MSC 2006-HQ9 A4 CSTR 7/44		440,338
	MSBAM 2012-C5 A1 .916% 8/45		353,176
	MSBAM 2012-C5 A2 1.972% 8/45		742,748
	NCUA GTD NTS MA 1.4% 6/12/15		582,265
	NEW YORK LIFE 1.3% 10/17 144A		1,163,751
	NAROT 2013-A A3 .50% 5/17		829,754
	NALT 2013-A A3 .61% 04/16		870,118
	NAROT 2013-B A3 0.84% 11/17		742,161
	NORDEA BK AG .875% 5/16 144A		652,465
	NEF 2005-1 A5 4.74% 10/45		171,817
	PNCFUND MTN 3.625% 2/8/15		487,703
	PNC BK NA 1.3% 10/3/16		641,307
	PHILIP MORS INT 1.875% 1/15/19		541,535
	PRICOA GLBL F 1.6% 5/18 144A		635,543
	PROCTER & GAMBLE 1.8% 11/15/15		385,553
	PROCTER & GAMBLE 1.6% 11/15/18		763,515
	RABOBANK NDL 1.7% 3/19/18		2,757,695
	ROYAL BK CAN GL .85% 03/08/16		153,187
	ROYAL BK CANADA 2.3% 7/20/16		186,875
	SLMA 2012-7 A2 1ML+28 9/19		398,662
	SLMA 2013-1 A1 1ML+15 1/17		549,349
	SANOFI AVENTIS 2.625% 3/29/16		454,182
	SUMITOMO BKG 1.9% 1/12/15 144A		417,665
	SUMITOMO MITSUI BKG 1.8% 7/17		1,340,303

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	TARGET CORP 1.125% 7/18/14	Actively Managed Global Wrap Underlying Investments	$199,802
	TENN VLY AUTH 1.75% 10/15/18		848,158
	TORONTO DOM BK 2.5% 7/14/16		879,945
	TORONTO DOMINI 2.375% 10/19/16		417,161
	TORONTO DOM 1.4% 4/30/18		867,640
	TOTAL CAP CDA L 1.45% 01/15/18		482,502
	TOTAL CAPITAL SA 1.5% 2/17/17		446,246
	TOYOTA MOTOR CRD 1.25% 10/5/17		688,974
	TAOT 2013-A A3 .55% 01/17		500,055
	UBSBB 2012-C2 A1 1.006% 5/63		308,072
	UBSCM 2012-C1 A1 1.032% 5/45		183,897
	UBSCM 2012-C1 A2 2.180% 5/45		367,044
	UBSBB 2012-C4 A1 .6728 12/45		251,996
	USAA CAPITAL 1.05% 9/14 144A		477,391
	USAA CAP CO 2.25% 12/13/16 144		422,623
	UBSBB 2013-C6 A1 .805% 4/46		257,108
	UNION BK NA 3% 6/6/16		902,100
	UST NOTES 0.625% 12/15/16		1,849,852
	USTN 1.5% 12/31/18		8,815,138
	USTN 1.75% 7/31/15		40,359,994
	USTN 1.375% 9/30/18		3,651,724
	USTN 1% 9/30/16		34,756,575
	USTN .875% 11/30/16		56,510,210
	USTN .875% 1/31/17		269,233
	USTN .875% 4/30/17		13,631,793
	USTN .750% 6/30/17		8,927,318
	UST NOTES 0.25% 10/31/15		25,353,125

Marathon Petroleum Thrift Plan

EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	UST NOTES 1.25% 10/31/18	Actively Managed Global Wrap Underlying Investments	$13,311,552
	VALET 2013-1 A3 .56% 8/17		679,246
	VWALT 2013-A A3 0.84% 07/16		552,390
	VALET 2013-2 A4 1.16% 03/20/20		621,031
	WFRBS 13-C14 A1 .836% 6/15/46		175,606
	WFRBS 2013-C14 A2 2.133% 6/46		169,884
	WFRBS 2011-C5 A1 1.456 11/44		83,468
	WFRBS 2012-C8 A1 .864% 8/45		205,593
	WFRBS 2012-C8 A2 1.881% 8/45		410,647
	WFRBS 2013-C11 A1 .799% 03/45		131,351
	WFRBS 13-C13 A1 0.778% 5/45		181,034
	WBCMT 06-C23 A1A CSTR 1/45		772,938
	WBCMT 2006-C23 A5 CSTR 1/45		811,310
	WBCMT 06-C24 A1A CSTR 3/45		453,122
	WBCMT 2006-C25 A5 CSTR 5/43		219,654
	WBCMT 05-C16 APB 4.692% 10/41		63,766
	WBCMT 2006-C26 A 1ACSTR 6/45		530,619
	WBCMT 2006-C29 A 1A5.297 11/48		383,525
	WBCMT 2007-C31A A2 5.421% 4/47		212,977
	WAL-MART STORES 1.125% 4/18		882,089
	WFCM 2013-LC12 A1 1.676% 7/46		697,900
	WESTPAC BANKING CRP 2% 8/14/17		811,556
	WPACBKG 0.95% 01/12/16		951,787
	WOLS 2012-A A3 0.93% 11/15		280,797
	WOART 2013-A A3 .64% 4/16/18		379,713
	WOLS 2013-A A3 1.10% 12/16		803,235

	Total Fair Value of Underlying Investments		$435,636,761

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 24, 2014	By:	/s/ Rodney P. Nichols
Rodney P. Nichols
Plan Administrator